

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 1, 2006

Mr. J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
10 Highway 35, P.O. Box 500
Red Bank, New Jersey 07701

RE: Form 10-K for the Fiscal Year ended October 31, 2005
Form 10-Q for the Quarter ended January 31, 2006
File No. 1-8551

Dear Mr. Sorsby:

We have reviewed your response letter dated May 25, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2005

Note 1. Basis of Presentation and Segment Information, page F-8

1. We have reviewed your response to prior comment 8. We note that each of your communities is an operating segment as defined by paragraph 10 of SFAS 131. You state that none of your operating segments meet the quantitative thresholds of paragraph 18. You have aggregated them into a single reportable segment

because they meet a majority of the aggregation criteria of paragraph 17. However aggregation under paragraph 17 also requires economic similarity, which your response has not addressed. Please see EITF 04-10 for more details concerning this requirement.

Please address for us why you believe that each of your operating segments have similar economic characteristics. In addition, in order for us to better understand your view, please provide us with the reports (actual) provided to the CODM, showing the operations of each operating segment on a year-to-date basis for the fiscal years 2003, 2004 and 2005.

2. We have reviewed your response to comment 10. Though single-family detached homes, attached townhouses, mid-rise and high-rise condominiums and planned residential developments are similar in that all of the products provide a residence to a consumer the products cater to distinct market segments and have differing sales prices and gross profits. These different products also have varying exposure to loss in the event of a decline in real estate prices. Paragraph 103 of SFAS 131 states that financial analysts have said that an analysis of products is important in assessing both past performance and prospects for future growth. Based on your disclosure under results of operations on page 21 of your Form 10-K report you disclosed that gross margins before interest expense increased to 26.4% during the year ended October 31, 2005 compared to 25.5% for the same period last year due primarily to the mix of homes delivered both in terms of geography as well as type of home it appears that this information is material to investors. Please provide the enterprise-wide product-line disclosures required by paragraph 37 of SFAS 131 or provide us with sales revenues and gross margins for the last three years and through the current interim period for single-family detached homes, attached townhouses, mid-rise and high-rise condominiums and planned residential developments.

Note 2. Summary of Significant Accounting Policies, page F-8

3. We have reviewed your response to prior comment 11. Please explain to us more fully how you apply the percentage of completion method to your condominium sales. Specifically identify the numerator and denominator of the ratio you are using as well as the base to which the ratio is applied in determining percentage of completion. In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of a condominium unit. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 12 and 37(d) of SFAS 66.

Insurance Deductible Reserves, page F-9

4. We have read your response to comment 13. Please tell us the premiums received from subcontractors under the general liability insurance program offered to subcontractors that you have recorded as a reduction of cost of goods sold over the last three years. Please also tell us or disclose, if material, the amount of insurance claims that you have paid over the last three years. In your response you appear to have provided data on the amount of insurance claims paid by your insurance carriers over the last three years. If the trend in the amount of insurance claims paid by you and your insurance companies is material to an investor please discuss and quantify these variations in your management's discussion and analysis in future filings.

Intangible Assets, page F-10

5. We have read your response to comment 14. Please tell us the definite life intangible asset that the $50 million amount reclassified from goodwill to definite life intangible asset represents based on the guidance in Appendix A of SFAS 141. Please also provide us with a comprehensive explanation of the probable future economic benefits obtained or controlled by you as a result of your decision to discontinue using the brand name acquired based on the guidance in paragraph 25 of FASB Concepts Statement No. 6. Please also provide us with a detailed explanation that justifies a useful life of over four years through 2008 for a brand name that you discontinued using in 2004. Please also provide us with an impairment analysis of this definite life intangible asset. Please refer to paragraphs 12-15 of SFAS 142.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant